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HUBB Kitchens

Ghost Kitchen

2400 John Brantley Blvd., RDU International Airport
Raleigh, NC 27560
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Early Investor Bonus: The investment multiple is increased to 1.75× for the next $50,000 invested.
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THE PITCH
HUBB Kitchens is seeking investment to expand its pioneering model of airport ghost kitchens.
Expanding LocationAdding A LocationRenovating LocationGenerating Revenue
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REVOLUTIONIZING AIRPORT DINING
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Meet HUBB Kitchens

HUBB Kitchens is revolutionizing airport dining. Transforming overlooked spaces into state-of-the-art ghost kitchens, our platform combines effortless mobile ordering, swift gate delivery, and secure locker pickups. As we gear up for our Cincinnati expansion with this funding round, be part of this upward trajectory, amplifying revenues and championing local brands.

Skyrocketing Expansion! Launching ghost kitchens in America's busiest airport hubs. This round secures the remaining cash need for location #2 via debt capital.

Trailblazers in Airports! We pioneered multi-restaurant airport ghost kitchens at RDU and have a vision for at least 5 more. Plus, profitability achieved in just 4 months with future airports set to mirror this success!

Heart and Hustle! Serving up 6,500+ meals monthly to Raleigh's needy through Now Serving, and generating profit with two bustling shared commercial kitchens! Making a difference and soaring in business!

The Opportunity

Airport dining is at the cusp of a major shift. Our standout performance at RDU and national recognition alongside Chef Bobby Flay on CNN has piqued the interest of leading US airports. Imagine consolidating McDonald's, Chic-fil-a, Starbucks, and treasured local picks into one seamless mobile ordering experience - with options for centralized pick-up or direct delivery. This is the innovation we're championing.

Thanks to our unique partnership with the industry's leading ghost kitchen specialist, our trajectory is set for a minimum expansion into 5 pivotal airports.

The Solution

Our turnkey ghost kitchen model optimizes airport revenue per culinary square foot, all while surpassing FAA's diversity standards. Within a year at RDU, 100k+ customers have endorsed our approach, with revenue surpassing projections by 8%. Customers love the ease of ordering from a mix of national and local favorites, and collecting their food & drink from one consolidated airport spot.

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CHEF BOBBY FLAY VISITS RDU
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The Whole Story with Anderson Cooper Ep.13 now streaming on MAX.

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BUSINESS MODEL

Our approach hinges on simplicity and innovation. All orders are fulfilled via easily accessible lockers, ensuring optimal food quality and convenience for passengers.

Central to our mission: uplifting local brands. Every airport kitchen we launch pairs national brands with local businesses, propelling their growth like never before.
This dedication to uplift local culinary talent and provide them a platform on a larger scale is the essence of why HUBB Kitchens was formed. Your investment won't just be powering an innovative business model; it'll be supporting the growth of local communities, too.
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TRACTION & VALIDATION

Over 100k delighted customers, a spotlight on CNN, and a thriving kitchen at RDU!

Our collaboration with REEF (the largest ghost kitchen operator in the world) gives us a major advantage - both technological and diversity of food & beverage brand offerings
New locations include Cincinnati, Philadelphia, and more.
Over $2 million first year sales (RDU)
Surpassed first year revenue projections by 8%
Averaged 15% month over month sales growth
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RALEIGH-DURHAM INTERNATIONAL AIRPORT BRANDS
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MAINVEST PITCH DECK
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THE TEAM
Jason Johnson
Managing Member

Designed to Help Underserved Beginning Businesses, HUBB Kitchens provides shared commercial kitchen spaces for rent by the hour, week, or month, helping the community start and grow their businesses in the Triangle area of North Carolina. HUBB Kitchens also provides cold and dry storage, as well as ~ services making it a one-stop shop to run a smooth culinary operation. Jason's drive to support and guide the growing food startup community highlights his dedication to providing the highest possible level of instruction. As the creator of HUBB Kitchens, his goals include offering great customer service, a budget-friendly space for new entrepreneurs to ease into the competitive industry. Being the mind behind the company's purpose and core values, Jason ensures that the business is following through with its objectives. He makes sure that the individual responsibilities and performance are anchored and correspond to the objectives, respectively. This year, HUBB Kitchens opened its second location on East Lenoir Street in Raleigh Durham. Meanwhile, Jason is preparing for locations three and four. In addition to the commissary spaces, HUBB Kitchens has collaborated with REEF ~ and Raleigh Durham International Airport to develop the first-ever concept ghost kitchen in an airport. benefiting the local food and beverage companies that are now within it. Jason's unwavering dedication to sharing his expertise and resources to help start-up business owners and his community has led to HUBB Kitchens' partnership with Now Serving. where we've been able to support underserved communities in Raleigh by delivering over 100 meals per week. He is also helping to improve the community through people-powered projects as an advisory board member of Activate Good - whose goal is to identify community needs, mobilize people to take action and educate on these community issues. Additionally, through board membership and supporting Farmer Foodshare, Jason contributes to North Carolina's food industry from its roots in the farms to consumers' tables - and every step in between. Most importantly, Jason believes that a business is beneficial when it is ethical and generates value. It is noble because it can enhance our lives. And a business is heroic because it uplifts people from poverty, and thus, creates prosperity

Adrian Beard
Managing Member

Adrian Beard established Whitman May Enterprises as an ACDBE-certified company to develop and operate restaurants at airports throughout the nation. Beard has over ten years of experience in airport concessions operations. He is the managing partner of Uptown Airport Group, LLC, one of three prime concessionaires at Raleigh-Durham International Airport. He is responsible for setting daily strategic goals and objectives, monitoring performance, and driving business growth. Beard also serves as the vice president of operations for Denard Enterprises, Inc., managing Papa John's Pizza, Salsarita's Fresh Mexican Grill, Einstein Bros. Bagels, and Potbelly Sandwich Shop at Charlotte Douglas International Airport. Beard earned a B.A. in public administration from Kentucky State University in Frankfort. He also earned an M.B.A. from Pfeiffer University in Charlotte, North Carolina. In addition, Beard completed the Goldman Sachs 10,000 Small Businesses program at Babson College in Babson Park, Massachusetts.

Will McGuire
Advisor & Investor

Will McGuire is a business advisor and early investor in J. Johnson & Company L.L.C. (aka HUBB Kitchens). He is Founder & CEO of Incolo, which also has a stake in HUBB Kitchens. With Incolo, Will supports a community of founders, creators, and investors who help founders fund & grow through a community of ambassadors.

"Jason is one of the most talented founders I have met. He has the right mindset and heart to lead a team to success. I've seen this reflected in the authentic care for the food & drink entrepreneurs HUBB Kitchens serves and Jason\'s vision for an even larger impact HUBB Kitchens can deploy. That is why my family invested in Jason."

G Patel
Senior Business Advisor

More than 15 years of dynamic experience across product development, hospitality, education, and mentorship have amplified G\'s entrepreneurial journey. G is a 2015 recipient of the Triangle Business Journal\'s 40 Under 40 Award and is a 2018 Restaurateur of the Year, an award by the North Carolina Restaurant and Lodging Association that recognizes top hospitality leaders. HIs expertise makes him an excellent advisor to those starting and growing their business under HUBB Kitchen's wing.

Jason Widen
Advisor & Investor

Founding Partner of HQ Raleigh which fosters inclusive communities of entrepreneurs through shared workspace creating lasting economic and social impact in the world. Jason is the former chairman of the Board of Innovate Raleigh. His passion and dedication for our community shows in his endeavors, and his experience with entrepreneurship is an asset to HUBB Kitchens.

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Q&A
How do you market HUBB Kitchens?

So far, HUBB Kitchens marketing has been a relatively low-key affair. Via unpaid social media marketing and word-of-mouth advertising.

Who are your target customers?

Airline travelers and airport employees who are on-the-move and looking for quick, convenient, and diverse dining options without the typical wait times associated with traditional airport dining.

How do you market HUBB Kitchens?

So far, HUBB Kitchens marketing has been a relatively low-key affair. Via unpaid social media marketing and word-of-mouth advertising.

Who are your target customers?

Airline travelers and airport employees who are on-the-move and looking for quick, convenient, and diverse dining options without the typical wait times associated with traditional airport dining.

How do you market HUBB Kitchens?

So far, HUBB Kitchens marketing has been a relatively low-key affair. Via unpaid social media marketing and word-of-mouth advertising.

Who are your target customers?

Airline travelers and airport employees who are on-the-move and looking for quick, convenient, and diverse dining options without the typical wait times associated with traditional airport dining.

This is a preview. It will become public when you start accepting investment.
PRESS
Ghost Kitchen gain Momentum

Raleigh-Durham Int'l Opens Industry's First Multi-Restaurant Ghost Kitchen

Virtual Food Hall At RDU

QSR

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Proprietary Tech Development $27,975
Mainvest Compensation $2,025
Total $30,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $2,000,000 $2,700,000 $2,800,000 $2,900,000 $2,987,000
Cost of Goods Sold $984,162 $1,400,000 $1,400,000 $1,500,000 $1,500,000
Gross Profit $1,015,838 $1,300,000 $1,400,000 $1,400,000 $1,487,000

EXPENSES

Expenses $966,255 $1,100,000 $1,100,000 $1,100,000 $1,100,000
Operating Profit $49,583 $200,000 $300,000 $300,000 $387,000
This information is provided by HUBB Kitchens. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
HUBB Kitchen Detaied Projections.pdf
Investment Round Status

$30,000

TARGET

$400,000

MAXIMUM

This investment round closes on October 2nd, 2023. 0 people have invested so far.

Summary of Terms
Legal Business Name J. Johnson & Company L.L.C.
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.75×
Investment Multiple 1.5×
Business's Revenue Share 0.5%-6.7%
Minimum Investment Amount $100
Repayment Schedule Quarterly

Securitization None
Maturity Date December 31st, 2031
Financial Condition
Historical milestones

HUBB Kitchens has been operating since March 2019 and has since achieved the following milestones:

Opened 1st location in Raleigh, North Carolina

Opened 2nd location in Raleigh-Durham International airport

Opened 3rd location in Cincinnati/Northern Kentucky International airport

Achieved revenue of $360,475 in 2021, which then grew to $439,199 in 2022.

Had Cost of Goods Sold (COGS) of $16,707, which represented gross profit margin of 95% in 2021. COGS were then $79,398 the following year, which implied gross profit margin of 82%.

Achieved profit of $(41,250) in 2021, which then grew to $76,923 in 2022.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

HUBB Kitchens forecasts the following milestones:

Secure lease in Cincinnati, Ohio by December 2023.

Achieve $2,735,956 revenue per year by 2026.

Achieve $165,000 profit per year by 2026.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the HUBB Kitchens' fundraising. However, HUBB Kitchens may require additional funds from alternate sources at a later date.

Subsequent events to historical financials

Since the latest available financial statements of HUBB Kitchens, we have had the following material changes and trends:

Opened a new location June 2023

Purchased equipment for Earl of Sandwich #166.

Raised $207,541 through a SEED investment round.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of HUBB Kitchens to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

HUBB Kitchens operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. HUBB Kitchens competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from HUBB Kitchens's core business or the inability to compete successfully against the with other competitors could negatively affect HUBB Kitchens's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in HUBB Kitchens's management or vote on and/or influence any managerial decisions regarding HUBB Kitchens. Furthermore, if the founders or other key personnel of HUBB Kitchens were to leave HUBB Kitchens or become unable to work, HUBB Kitchens (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which HUBB Kitchens and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, HUBB Kitchens is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

HUBB Kitchens might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If HUBB Kitchens is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt HUBB Kitchens

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect HUBB Kitchens's financial performance or ability to continue to operate. In the event HUBB Kitchens ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither HUBB Kitchens nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

HUBB Kitchens will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and HUBB Kitchens is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although HUBB Kitchens will carry some insurance, HUBB Kitchens may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, HUBB Kitchens could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect HUBB Kitchens's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of HUBB Kitchens's management will coincide: you both want HUBB Kitchens to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want HUBB Kitchens to act conservative to make sure they are best equipped to repay the Note obligations, while HUBB Kitchens might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If HUBB Kitchens needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with HUBB Kitchens or management), which is responsible for monitoring HUBB Kitchens's compliance with the law. HUBB Kitchens will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if HUBB Kitchens is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if HUBB Kitchens fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of HUBB Kitchens, and the revenue of HUBB Kitchens can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of HUBB Kitchens to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by HUBB Kitchens. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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